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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              dated April 15, 2003

                         Commission File Number 1-15148

                                  PERDIGAO S.A.
                    (Exact Name as Specified in its Charter)

                                      N/A
                                   ----------
                       (Translation of Registrant's Name)

                           760 Av. Escola Politecnica
                      Jaguare 05350-000 Sao Paulo, Brazil
                    ----------------------------------------
               (Address of principal executive offices) (Zip code)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F [X]          Form 40-F____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ____           No [X]

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):     Not applicable.

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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 15, 2003

                                            PERDIGAO S.A.



                                 By: /s/ Wang Wei Chang
                                 -----------------------------------------
                                    Name:   Wang Wei Chang
                                    Title:  Director/Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                  Description of Exhibit

1.                       Management and Related Person Negotiation-January 2003

2. Summary of the Minutes of the First/2003 Ordinary Meeting of the Board of Directors

3.                       Management and Related Person Negotiation-February 2003

4.                       Management and Related Person Negotiation-March 2003

5. Summary of the Minutes of the Second/2003 Ordinary Meeting of the Board of Directors

6.                       Board of Directors Justified Proposal dated
                         March 25, 2003

7. Call for annual Extraordinary and General Shareholders' Meeting dated March 25, 2003